April 9, 2002

Via EDGAR Transmission and Facsimile: (202) 942-1916

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

            Re:     ALLTEL Corporation

                        Registration Statement on Form S-3

                        Filed May 11, 2001

                        File No. 333-60804

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), ALLTEL Corporation (the "Company") hereby requests the withdrawal of its Registration Statement on Form S-3 (No. 333-60804), filed with the Securities and Exchange Commission (the "Commission") on May 11, 2001 (the "Registration Statement").

No securities have been sold in connection with the offering to which the Registration Statement relates, and the Company does not intend to sell any securities in connection with the offering to which the Registration Statement relates.

The Company also requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Company's account.

If you have any questions regarding this letter, please contact the undersigned at (501) 905-8614.

                                                                                                            Very truly yours,

                                                                                                            ALLTEL Corporation

                                                                                                             /s/ Jeffery R. Gardner

                                                                                                            Jeffery R. Gardner

                                                                                                            Senior Vice President - Chief Financial Officer